TO PARTICIPATE IN THE DOLLY VARDEN ELECTION YOU MUST SUBMIT YOUR ELECTION USING ONE OF THE FOLLOWING OPTIONS:
Option 1) Courier, Registered Mail or Hand Delivery – Please refer to the last page of this Letter of Transmittal and Election Form for address.

Option 2) Mail – Complete the instructions, sign and return this Letter of Transmittal and Election Form together with the certificate and or DRS advice representing the Dolly Varden shares, in the envelope provided.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING CIRCULAR (AS DEFINED BELOW), INCLUDING THE APPENDICES ATTACHED THERETO AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM. AS PROVIDED IN THE CIRCULAR, IF YOU ARE, OR ARE HOLDING COMPANY SHARES ON BEHALF OF, AN ELIGIBLE HOLDER, YOU MAY MAKE AN ELECTION AS TO THE CONSIDERATION THAT YOU WILL BE ENTITLED TO RECEIVE UNDER THE ARRANGEMENT. IN ORDER FOR YOUR CONSIDERATION ELECTION TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., PRIOR TO THE ELECTION DEADLINE. THE DEPOSITARY CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM. THE COMPANY WILL PROVIDE AS MUCH NOTICE OF THE ELECTION DEADLINE AS IS PRACTICABLE IN THE CIRCUMSTANCES AND, IN ANY EVENT, WILL PROVIDE NOT LESS THAN TWO (2) BUSINESS DAYS' PRIOR NOTICE OF THE ELECTION DEADLINE. HOLDERS ARE ADVISED ACCORDINGLY THAT, THEY MAY RECEIVE LIMITED NOTICE OF THE ELECTION DEADLINE AND, ONCE THE ELECTION DEADLINE IS SET, THERE MAY BE LIMITED TIME TO COMPLETE AND DELIVER THIS LETTER OF TRANSMITTAL AND ELECTION FORM (OR TO ADDRESS ANY DEFICIENCIES IDENTIFIED IN ANY DELIVERED FORM), AND DELIVERY DELAYS (INCLUDING BY MAIL OR COURIER) MAY PREVENT TIMELY RECEIPT. ACCORDINGLY, REGISTERED SHAREHOLDERS WHO ARE, OR WHO ARE HOLDING COMPANY SHARES ON BEHALF OF, ELIGIBLE HOLDERS WHO WISH TO MAKE AN ELECTION SHOULD COMPLETE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM AS PROMPTLY AS POSSIBLE.

LETTER OF TRANSMITTAL AND ELECTION FORM

TO:	DOLLY VARDEN SILVER CORPORATION ("Dolly Varden")

AND TO:	CONTANGO ORE, INC. ("Contango"), 1566004 B.C. LTD. (the "Acquiror") and 1566002 B.C. UNLIMITED LIABILITY COMPANY ("CallCo")

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary")

This letter of transmittal and election form (this "Letter of Transmittal and Election Form") is for use by registered holders (the "Registered Shareholders") of common shares of Dolly Varden (the "Company Shares") in connection with the proposed arrangement (the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving, among other things, the acquisition by the Acquiror, an indirect wholly-owned subsidiary of Contango, of all of the issued and outstanding Company Shares, all as more fully described in the management information circular of Dolly Varden dated February 11, 2026 (the "Circular") that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form have the respective meanings set out in the Circular.

This Letter of Transmittal and Election Form is for use by Registered Shareholders only. If you are not a Registered Shareholder, meaning your Company Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions and assistance in delivering your Company Shares and making an election. You should not complete this Letter of Transmittal and Election Form unless specifically instructed to do so by your nominee.

Company Shareholders should consult their professional advisors prior to making an election as to the form of the Consideration (as defined below) they wish to receive under the Arrangement.

The Arrangement will result in the Acquiror owning all of the issued and outstanding Company Shares (other than those held by Dissenting Holders). In exchange for each Company Share, Company Shareholders will receive, at their election:

(a) shares of Contango voting common stock (each, a "Contango Share"); and/or

(b) for Eligible Holders who so elect, exchangeable shares of the Acquiror (each, an "Exchangeable Share", and together with Contango Shares, the "Consideration").

The exchange ratio with respect to the number of Contango Shares or Exchangeable Shares that shall be received in exchange for each Company Share is 0.1652 in either case. For avoidance of doubt, the number of Contango Shares and Exchangeable Shares to be received per Company Share is the same.

Company Shareholders who are, or are holding Company Shares on behalf of, Eligible Holders may elect to receive some or all of the Consideration to which they are entitled under the Arrangement in the form of Exchangeable Shares. A Company Shareholder who is, or is holding Company Shares on behalf of,  an Eligible Holder and wishes to elect to receive some or all of the Consideration to which such Eligible Holder is entitled under the Arrangement in the form of Exchangeable Shares must indicate, in Box A of Step 3, the number of Company Shares such Eligible Holder holds and wishes to exchange for Exchangeable Shares.

In no event shall any Company Shareholder be entitled to a fractional Contango Share or Exchangeable Share pursuant to the Arrangement. Where the aggregate number of Contango Shares or Exchangeable Shares to be issued to a Company Shareholder as the Consideration under the Arrangement would result in a fraction of a Contango Share or an Exchangeable Share being issuable, the number of Contango Shares or Exchangeable Shares, as the case may be, to be received by such Company Shareholder shall be rounded down to the nearest whole Contango Share or Exchangeable Share, as the case may be, and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

If a properly completed and executed Letter of Transmittal and Election Form in respect of any of your Company Shares, together with the certificate(s) representing such Company Shares (or, if such Company Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Company Shares on a book-entry account statement, it being understood that any reference herein to "certificates" shall be deemed to include references to book-entry account statements relating to the ownership of Company Shares) and all other required documentation, is not deposited with the Depositary prior to the Election Deadline (as defined below), or you have not otherwise made an election to receive Exchangeable Shares for such Company Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time, or if the Depositary determines, in consultation with Contango and Dolly Varden, that your election was not properly made with respect to your Company Shares, you will be deemed to have made an election (a "Deemed Election") to receive, Contango Shares.

If you are, or are holding Company Shares on behalf of, an Eligible Holder, to make a valid election to receive Exchangeable Shares under the Arrangement, this Letter of Transmittal and Election Form must be received by the Depositary prior to the election deadline, being the date and time as agreed by Dolly Varden and Contango (each acting reasonably) and set in accordance with Section 4.2(b) of the Plan of Arrangement (the "Election Deadline"), or you must otherwise make an election to receive Exchangeable Shares for such Company Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time.

If you are an Eligible Holder that validly elects to receive some or all of the Consideration to which you are entitled under the Arrangement in the form of Exchangeable Shares, you may elect to, and file a joint tax election pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and in each case, where applicable, the analogous provisions of any provincial income tax legislation) with the Acquiror in respect of some or all of your Company Shares deposited hereunder.

Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions. No payment of any Consideration will be made prior to the Effective Time.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable except that all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by Dolly Varden and Contango that the Arrangement Agreement has been terminated.

GENERAL INFORMATION FOR ALL COMPANY SHAREHOLDERS

All Registered Shareholders are required to complete Steps 1 and 2. Eligible Holders, or Registered Shareholders holding Company Shares on behalf of Eligible Holders, who wish to make an election to receive Exchangeable Shares must also complete Step 3.

The undersigned acknowledges and understands that, in order to receive the Consideration the undersigned is entitled to and elects to receive under the Arrangement, this Letter of Transmittal and Election Form, duly completed and signed in accordance with the instructions set out below, together with all other required documentation, and the certificate(s) representing the Company Shares must be deposited with the Depositary as set forth herein. Upon receipt and deposit of such materials, the Depositary will, following the completion of the Arrangement, send to the undersigned or hold for pick-up, in accordance with the instructions given below, written evidence of the book entry issuance, Direct Registration System (DRS) Advice, or copies of certificate(s) representing, the Contango Shares or Exchangeable Shares, as applicable, the undersigned is entitled to receive. Any Contango Shares or Exchangeable Shares, as applicable, issued as Consideration for the Company Shares deposited hereunder will be issued in the name of the Company Shareholder as it appears in Step 1.

The undersigned Company Shareholder covenants, represents and warrants that: (i) such Company Shareholder is the registered owner of the Company Shares being deposited hereunder and has good title to such shares; (ii) the Company Shares being deposited hereunder are free and clear of all hypothecs, liens, charges, encumbrances, mortgages, security interests and adverse claims; (iii) such Company Shareholder has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to deposit and surrender the certificate(s) (or DRS position) representing the Company Shares being deposited hereunder for exchange for the Consideration in accordance with the Arrangement and the Plan of Arrangement and, at the Effective Time, pursuant to the Arrangement and the Plan of Arrangement, the Acquiror will acquire good title to such Company Shares free and clear of any hypothecs, liens, charges, encumbrances, mortgages and security interests and none of Dolly Varden, Contango, CallCo or the Acquiror or any successors thereto will be subject to any adverse claim in respect of such Company Shares; (iv) all information inserted into this Letter of Transmittal and Election Form by such Company Shareholder is accurate; (v) the Company Shares being deposited hereunder have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such Company Shares to any person other than the Acquiror; (vi) such Company Shareholder will execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Company Shares for the Consideration such Company Shareholder is entitled to receive; (vii) all authority conferred or agreed to be conferred by such Company Shareholder herein may be exercised during any subsequent legal incapacity of such Company Shareholder and shall survive the death, incapacity, bankruptcy or insolvency of such Company Shareholder and all obligations of such Company Shareholder herein shall be binding upon any heirs, personal representatives, successors and assigns of such Company Shareholder; (viii) such Company Shareholder will not transfer or permit to be transferred any of the deposited Company Shares; (ix) such Company Shareholder is not a Dissenting Holder and has not delivered a notice exercising Dissent Rights; and (x) none of Contango, the Acquiror, CallCo and Dolly Varden nor any of their directors, officers, advisors or representatives are responsible for the proper completion of this Letter of Transmittal and Election Form. The covenants, representations and warranties of the undersigned Company Shareholder herein contained shall survive the completion of the Arrangement.

The undersigned acknowledges and agrees that this Letter of Transmittal and Election Form is not, and shall not be construed as, a proxy granted for use at the Meeting and that this Letter of Transmittal and Election Form shall not serve to revoke any proxy for use at the Meeting previously conferred or agreed to be conferred by the undersigned (whether as agent, attorney-in-fact, attorney, proxy or otherwise) at any time with respect to the Company Shares deposited hereunder. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Meeting, has been or will be granted with respect to the Company Shares deposited hereunder. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form will survive the death or incapacity of the undersigned and any obligations of the undersigned hereunder are binding upon the heirs, legal representatives, successors and assigns of the undersigned.

Unless otherwise indicated in Step 4, the undersigned instructs the Depositary to mail written evidence of the book entry issuance or copies of certificate(s) representing the Contango Shares or Exchangeable Shares, as applicable, the undersigned is entitled to receive in exchange for the Company Shares deposited hereunder to the undersigned at the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares.

If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with the certificate(s) representing the Company Shares deposited hereunder, if any, and all other required documentation, or the undersigned otherwise fails to comply with the requirements of the Plan of Arrangement before the Election Deadline, or the undersigned has not otherwise made an election to receive Exchangeable Shares for such Company Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time, the undersigned will be deemed to have made a Deemed Election. As such, you will receive Contango Shares.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable and may not be withdrawn by a Company Shareholder except that all Letters of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by Dolly Varden and Contango that the Arrangement Agreement has been terminated. If the Arrangement is not completed for any reason, the certificate(s) representing the Company Shares deposited hereunder and all other ancillary documents will be returned to the undersigned by mail at the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares unless the undersigned completes Step 4, in which case such Company Shares and other documents will be mailed to the undersigned at the address specified in Step 4. The undersigned recognizes that none of Dolly Varden, Contango, the Acquiror, CallCo or the Depositary has any obligation or authority pursuant to the instructions given below to transfer any Company Shares from the name of the Registered Shareholder thereof if the Arrangement is not completed.

As of the completion of the acquisition by the Acquiror of the Company Shares at the Effective Time, the undersigned will cease to be a holder of Company Shares and to have any rights as a holder of Company Shares other than the right to receive the Consideration in accordance with the Plan of Arrangement upon delivery of this Letter of Transmittal and Election Form together with the certificate(s) representing such Company Shares and all other required documentation to the Depositary. The undersigned acknowledges and agrees that under no circumstance will interest accrue or be paid on the Consideration which the undersigned is entitled to receive under the Arrangement.

The undersigned acknowledges and understands that the Plan of Arrangement provides that any certificate which immediately prior to the Effective Time represented Company Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other required instruments, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Dolly Varden, Contango, CallCo, the Acquiror, Amalco or any of their respective affiliates and the Depositary. On such date, all Contango Shares to which such former Company Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to the Acquiror, Amalco or Contango, as applicable, by the Depositary and the Contango Shares shall be deemed to be cancelled for nil consideration. Therefore, all Registered Shareholders, whether or not they are able to elect to receive, and whether or not they wish to elect to receive, Exchangeable Shares under the Arrangement, should properly complete and execute this Letter of Transmittal and Election Form and return it, together with the certificate(s) representing their Company Shares and all other required documentation, to the Depositary.

Contango, the Acquiror, CallCo, Dolly Varden, Amalco, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed to be paid under the Plan of Arrangement shall be entitled to deduct and withhold, or direct Contango, the Acquiror, CallCo, Dolly Varden, Amalco or the Depositary to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person under the Plan of Arrangement (including Dissenting Holders), such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any other tax law in accordance with the withholding provisions of the Plan of Arrangement and shall be deemed to have been paid to such Person, provided that such deducted or withheld amounts are actually remitted to the appropriate governmental authority or entity when required by law by, or on behalf of, the payor.

The undersigned, by using this Letter of Transmittal and Election Form, is deemed to have required that any contract evidencing the Arrangement, as well as all documents related thereto, be exclusively in the English language. Le soussigné, en utilisant cette lettre d'envoi et formulaire de choix, est considéré avoir exigé que tout contrat démontrant l'Arrangement, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

PLEASE CAREFULLY READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

Step 1 - DESCRIPTION OF COMPANY SHARES DEPOSITED

All Registered Shareholders must complete this Step 1.

Provide the following information with respect to the Company Shares deposited hereunder:

DESCRIPTION OF CERTIFICATES DEPOSITED
Name(s) and Address(es) of Registered Shareholder(s)	Certificate Number or DRS Holder ID Number	Number of Company Shares Deposited

Total Number of Company Shares Deposited

Notes:

(1) If the space above is insufficient to list all certificates for the deposited Company Shares, please attach a separate schedule to this Letter of Transmittal and Election Form as outlined in Instruction 3.

(2) The total of the number of Company Shares listed in the table above must equal the total number of Company Shares represented by the certificate(s) enclosed with this Letter of Transmittal and Election Form.

Step 2 - AUTHORIZATION

All Registered Shareholders must complete this Step 2.

The undersigned hereby deposits the certificate(s) representing the Company Shares described above under Step 1 to be dealt with, upon completion of the Arrangement, in accordance with this Letter of Transmittal and Election Form.

COMPANY SHAREHOLDER SIGNATURE(S)
This box must be signed by the Registered Shareholder of the Company Shares deposited hereunder exactly as his, her or its name(s) appear(s) on the certificate(s) representing such Company Shares. See Instruction 4. If this box is signed by a trustee, executor, administrator, guardian, attorney-in- fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.	Name of Signature

Signature of Company Shareholder or Authorized Signatory (see Instruction 4)

Name and Capacity of Authorized Representative or Attorney (if applicable)

Telephone (business hours)

Date

Unless the undersigned has completed Step 4 or 5 below, the undersigned, by signing above, requests that written evidence of the book entry issuance of, or certificate(s) representing the Contango Shares or Exchangeable Shares, as applicable be delivered by first class mail to the undersigned at the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares.

Step 3 - ELIGIBLE HOLDERS

Only Registered Shareholders who are, or who are holding Company Shares on behalf of, Eligible Holders who wish to receive Exchangeable Shares for all or a portion of their Company Shares are required to complete this Step 3.

If you are an Eligible Holder and the Registered Shareholder does not complete this Step 3 prior to the Election Deadline, or you do not otherwise make an election to receive Exchangeable Shares for such Company Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time, you will be deemed to have made an election to receive the Consideration in the form of Contango Shares.

The Consideration the undersigned is entitled to receive will depend on whether or not the undersigned is, or is holding Company Shares on behalf of, an Eligible Holder. Registered Shareholders who are Eligible Holders (other than Company Shareholders who have properly exercised Dissent Rights), and who have properly completed, duly executed and delivered this Letter of Transmittal and Election Form together with the certificate(s) representing such Company Shares, if any, and all other required documentation to the Depositary, and who have validly elected to receive Exchangeable Shares, in each case, prior to the Election Deadline will be entitled to receive, upon completion of the Arrangement, Exchangeable Shares as consideration for the Company Shares.

"Eligible Holder" means a Company Shareholder that is a beneficial owner of Company Shares and is: (a) a resident of Canada for purposes of the Income Tax Act (Canada) and not exempt from tax under Part I of the Income Tax Act (Canada); (b) a "Canadian partnership" within the meaning of the Income Tax Act (Canada), other than a Canadian partnership all the members of which are exempt from tax under Part I of the Income Tax Act (Canada).

If the undersigned Registered Shareholder is, or holds Company Shares on behalf of, an Eligible Holder who wishes to receive the Consideration to which they are entitled under the Arrangement in the form of Exchangeable Shares for the Company Shares deposited hereunder, the undersigned must complete the information in Box A below:

BOX A

☐ The undersigned represents that he/she/it is, or is holding Company Shares on behalf of, an Eligible Holder as defined above for purposes of the Income Tax Act (Canada).

☐ The undersigned, as an Eligible Holder or a Registered Shareholder holding Company Shares on behalf of an Eligible Holder, wishes to receive Exchangeable Shares in exchange for the following number of Company Shares deposited hereunder: _______________.

An Eligible Holder. or a Registered Shareholder holding Company Shares on behalf of an Eligible Holder (as applicable) that selects the foregoing option for a number of Electing Company Shares that is less than the aggregate number of Company Shares described above in Step 1 will receive the balance of the Consideration to which such Eligible Holder is otherwise entitled with respect to such Non-Electing Company Shares deposited hereunder in the form of Contango Shares.

☐ The undersigned wishes to make a tax election pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Income Tax Act (Canada) (and the corresponding provisions of any applicable provincial tax legislation) (as applicable, a “Joint Tax Election”) with Acquiror in respect of the above-listed Company Shares deposited hereunder

By completing the information in the above box, the undersigned:

(a) represents and warrants that the undersigned is, or holds Company Shares on behalf of, and will be, or will hold Company Shares on behalf of, at the Effective Time, an Eligible Holder;

(b) acknowledges that a full or partial Canadian tax deferral is only available to the extent that the undersigned receives Exchangeable Shares as part of the Consideration and validly makes a Joint Tax Election with the Acquiror as described under the heading "Certain Canadian Federal Income Tax Considerations" in the Circular;

(c) acknowledges and understands that a Company Shareholder who wishes to make a Joint Tax Election must send two signed copies of the necessary prescribed election forms at the address specified in the tax election package within 60 days following the Effective Date, duly completed with: (i) the required information concerning such holder, (ii) the details of the number of Company Shares deposited; and (iii) the applicable elected amounts for the purposes of such elections; and

(d) acknowledges and understands that none of Contango, the Acquiror, CallCo or Dolly Varden will be responsible for the proper or accurate completion of any Joint Tax Election form or for checking or verifying the content of any Joint Tax Election form and, except for the Acquiror's obligation to return duly completed Joint Tax Election forms (which are received within 60 days after the Effective Date) within 60 days after the receipt thereof, none of Contango, the Acquiror, CallCo or Dolly Varden will be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Holder to properly and accurately complete or file the necessary Joint Tax Election forms in the form, manner and within the time prescribed by the Income Tax Act (Canada) (or any applicable provincial legislation).

The undersigned further acknowledges and understands that:

(e) the Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Contango Shares, depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares in connection with the Arrangement. Registered Shareholders that are, or that hold Company Shares on behalf of, Eligible Holders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive pursuant to the Arrangement; and

(f) where an Eligible Holder and the Acquiror make a Joint Tax Election, such holder may nonetheless realize a capital gain on the disposition of such holder's Company Shares in certain circumstances. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

Step 4 - SPECIAL DELIVERY INSTRUCTIONS

A Company Shareholder must complete this step only if it wishes to have the written evidence of book entry issuance or  share certificate(s), as applicable, the undersigned is entitled to receive upon completion of the Arrangement delivered to an address other than the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares.

SPECIAL DELIVERY INSTRUCTIONS See Instruction 5	☐ Mail written evidence of book entry issuance or share certificate(s), as applicable, to
Name:
Address:

If special delivery instructions have been selected, please proceed to Step 5.
Step 5 - SIGNATURE GUARANTEE

GUARANTEE OF SIGNATURE(S)
(If required under Instructions 4, 5 or 6)	Signature:
Name of Firm:
Address:

Telephone:
Dated:
(Stamp)

Step 6 - LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

Lost Company Shares X CAD $0.33 = Premium Payable $ _____________________  NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Step 6 will expire one year from the Effective Date of the Arrangement. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Dolly Varden, Contango, Acquiror, Callco, Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the "Obligees"), from and against all losses, costs and damages, including court costs and attorneys' fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $0.33 per lost Company Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

INSTRUCTIONS

1. Use of Letter of Transmittal and Election Form

This Letter of Transmittal and Election Form is for use by Registered Shareholders only. A properly completed and duly executed Letter of Transmittal and Election Form in the appropriate form (or a manually signed facsimile thereof) must be received by the Depositary, along with certificates representing the applicable Company Shares, if any, and all other documents required by the Depositary, at the appropriate address specified on the back page of this Letter of Transmittal and Election Form, in order to facilitate prompt delivery of the Consideration the applicable Registered Shareholders is entitled to receive.

In order for an Eligible Holder, or a Registered Shareholder holding Company Shares on behalf of an Eligible Holder, to receive Exchangeable Shares and make a valid election, this Letter of Transmittal and Election Form (or manually signed facsimile thereof), together with the accompanying certificate(s) representing Company Shares, if any, and all other required documentation, must be received by the Depositary at the appropriate address specified on the back page of this Letter of Transmittal and Election Form prior to the Election Deadline. The Election Deadline will be announced by way of press release by Dolly Varden in accordance with Section 4.2(b) of the Plan of Arrangement. If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with your certificate(s) representing the Company Shares and all other required documentation prior to the Election Deadline, or you do not otherwise make an election to receive Exchangeable Shares for such Company Shares in a manner that is reasonably acceptable to Contango and Dolly Varden prior to the Effective Time, you will be deemed to have made a Deemed Election to receive Contango Shares. We recommend that you complete and submit this Letter of Transmittal and Election Form as soon as you have made a decision regarding the form of the Consideration you wish to receive under the Arrangement.

If you are not a Registered Shareholder, meaning your Company Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions and assistance in delivering your Company Shares as soon as possible.

The Plan of Arrangement provides that any certificate which immediately prior to the Effective Time represented Company Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other required instruments, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Dolly Varden, Contango, CallCo, the Acquiror, Amalco or any of their respective affiliates and the Depositary. On such date, all Contango Shares to which such former Company Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to the Acquiror, Amalco or Contango, as applicable, by the Depositary, and the Contango Shares shall be deemed to be cancelled for nil consideration.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable except that all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by Contango and Dolly Varden that the Arrangement Agreement has been terminated.

2. Delivery of Letter of Transmittal and Election Form and Certificates

The method used to deliver this Letter of Transmittal and Election Form and the certificate(s) representing the Company Shares deposited hereunder, if any, is at the option and risk of the person depositing such materials and all other required documentation and delivery will be deemed to be effective only when such documents are actually received by the Depositary. Dolly Varden and Contango recommend that these documents be delivered by hand to the Depositary at the address specified on the back page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered mail, properly insured, with return receipt requested is recommended.

3. Insufficient Space

If the space provided in Step 1 of this Letter of Transmittal and Election Form is insufficient to list all certificates for the deposited Company Shares, the required information with respect to each of the Company Shares deposited hereunder should be attached as a separate schedule to this Letter of Transmittal and Election Form, which separate schedule must be signed by the Company Shareholder.

4. Signatures on Letter of Transmittal and Election Form, Powers and Endorsements

This Letter of Transmittal and Election Form must be completed and signed by the Registered Shareholder of the Company Shares deposited hereunder or by such holder's duly authorized representative (at Step 2 of this Letter of Transmittal and Election Form).

(a) If this Letter of Transmittal and Election Form is signed by the Registered Shareholder(s) of the Company Shares deposited hereunder, the signature(s) must correspond with the name(s) of the Registered Shareholder(s) as written on the face of the certificate(s) without any change whatsoever. If any of the Company Shares deposited hereunder are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal and Election Form. If any deposited Company Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit a separate Letter of Transmittal and Election Form for each different registration. If this Letter of Transmittal and Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate below the signature on the line marked "Name and Capacity of Authorized Representative or Attorney" when signing, and evidence satisfactory to the Depositary of such person's authority to act should be submitted. The Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the Registered Shareholder(s) of the Company Shares deposited hereunder:

(i) the certificate(s) representing such Company Shares must be endorsed or accompanied by appropriate share transfer or share transfer powers and applicable company and shareholder approvals; and

(ii) the signature(s) on such share transfer or stock transfer power must correspond with the name(s) of the Registered Shareholder(s) as written on the face of such certificate(s) without any change whatsoever and must be guaranteed as noted in Instruction 6.

(c) No alternative, conditional or contingent deposits will be accepted.

5. Special Delivery Instructions

If the written evidence of book entry issuance or share certificate(s), as applicable, the undersigned is entitled to receive upon completion of the Arrangement are to be sent to an address other than the address of the undersigned as shown on the register of Company Shareholders maintained by the transfer agent for the Company Shares, Step 4 should be completed. If special delivery instructions are provided at Step 4, the undersigned's signature should be guaranteed as noted in Instruction 6.

6. Guarantee of Signatures

If (a) the Letter of Transmittal and Election Form is signed by a person other than the Registered Shareholder(s) of the Company Shares deposited hereunder or (b) the undersigned has provided special delivery instructions to the Depositary pursuant to Step 4, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc.  Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

7. Lost Certificates

In the event a certificate evidencing one or more outstanding Company Shares has been lost, stolen or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing such loss, theft or destruction, to the Depositary. The Depositary will respond with the replacement instructions and requirements in order for the Company Shareholder to receive his, her or its entitlements (which will include an indemnity bonding requirement). If a Company Shareholder wishes to make an election in respect of the Consideration to be received in exchange for the Company Shares deposited hereunder, the foregoing action must be taken sufficiently in advance of the Election Deadline in order for such holder to obtain a replacement certificate or other evidence of such Company Shares in sufficient time to permit such Company Shares to be deposited prior to the Election Deadline. Alternatively, Shareholders who have lost, stolen or destroyed their certificate(s) may participate in Computershare's blanket bond program with Aviva Insurance Company of Canada by completing the information in Step 6 above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

8. Requests for Assistance and Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal and Election Form may be obtained, without charge, on request from the Depositary at the telephone number or address specified on the back page of this Letter of Transmittal and Election Form. Company Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

9. Defects or Irregularities in the Declaration and/or Deposit

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Company Shares deposited pursuant to the Arrangement will be determined by Dolly Varden, Contango, CallCo and the Acquiror in their sole discretion. Company Shareholders agree that such determination shall be final and binding. Dolly Varden, Contango, CallCo and the Acquiror reserve the right, if they so determine, to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by the Depositary. There shall be no duty or obligation of Dolly Varden, Contango, CallCo or the Acquiror to give notice of any defects or irregularities of any deposit and no liability shall be incurred by any of them for failure to give any such notice.

10. Questions

If a Company Shareholder has any questions about the information contained in this Letter of Transmittal and Election Form or requires assistance in completing this Letter of Transmittal and Election Form, please contact the Depositary at:

Email: corporationactions@computershare.com

Telephone within North America: 1-800-564-6253

Outside of North America: 1-514-982-7555

You may also direct inquiries to Carol Bai of Stikeman Elliott LLP, Dolly Varden's counsel, by email at cbai@stikeman.com.

11. Governing Law

The Letter of Transmittal and Election Form will be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

12. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services.  Computershare may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information as per applicable Canadian privacy laws. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier:

Computershare Investor Services Inc.

320 Bay Street, 14th Floor

Toronto Ontario M5H 4A6

Attention:  Corporate Actions

By Mail:

Computershare Investor Services Inc.

P O Box 7021

31 Adelaide St E

Toronto, Ontario M5C 3H2

Attention:  Corporate Actions

Inquiries

Telephone (within North America): 1-800-564-6253

Outside of North America: 1-514-982-7555

Email: corporationactions@computershare.com